
LEAH LABS
2022 Report

Dear investors,

Through it all, I feel that 2022 was overall a winning year for LEAH Labs. We hit or are in progress of many of the goals I set for us, though the misses hurt for sure. Through the tumultuous market down-turn, and the unknowns of what's ahead, having 14-18 months of runway is HUGE. We are excited about bringing in more non-dilutive grants to keep pushing out the need for a major round while continuing to build value.

2023 is do-or-die. Consequential, as discussed at our Q4 board meeting. Our 2023 goals are lofty, and I'm as driven as ever to ensure that 2023 is our best year yet. May the hypothesis hold true!

We need your help!

One of this biggest limitations so far for LEAH Labs is our social reach and continuing to build a brand. This is especially important when it comes to clinical trials and enrollment speed. We had a pilot study open and enrolling pet patients for over 2 months before our first patient came in the door. We think that with more social push and shares, we could get our trial news in front of more people and help us move faster. Please find us on twitter, instagram, and facebook @leahlabsinc and help us share any posts!

Sincerely,

Stephen C. Ekker
Director

Wesley Wierson
Chief Executive Officer

Our Mission

In 5 years, we hope LEAH Labs has the only treatment in canine oncology that can CURE cancer. We hope to have diversified our portfolio and now treat multiple cancer types. We hope the data we have generated and the platform we have built are licensed to a leading human immuno-oncology company. We hope we've expanded and have cell therapy products across a range of disease. While these projections cannot be guaranteed, we're working hard every day for our pets!

See our full profile
Twitter / Facebook / Instagram

How did we do this year?

Report Card

A+

The Good	The Bad
Closed $2M seed round, won NIH SBIR, RMM grant, LaunchMN grant	Our first pilot study iteration did not help dog patients
Launched pilot studies (includes so much more than treating patients --> USDA/IACUC/IBC approvals and more	We did not hit our "submitted grants" goal, though we did win 4 during the year!
Transitioned from "Research" into "Development" for our manufacturing process	We only launched 1 pilot study when our goal was to complete 1 entirely, and launch another one

2022 At a Glance

January 1 to December 31



$0
Revenue



-$468,270
Net Loss


IOU

$4,762 +127%
Short Term Debt



$1,155,000
Raised in 2022



$1,198,677
Cash on Hand
As of 04/11/23

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Human's best science for human's best friend 🧑‍🔬 🧬 🐶

Dogs are part of the family and we don't feel that the current care they get is up to par; they deserve the same technological advances in healthcare that their humans get. Using our expertise in gene editing, we can bring innovation to the veterinary market that has never before been possible.

LEAH Labs uses next generation technology to reprogram immune cells into cancer fighting machines.

In 5 years, we hope LEAH Labs has the only treatment in canine oncology that can CURE cancer. We hope to have diversified our portfolio and now treat multiple cancer types. We hope the data we have generated and the platform we have built are licensed to a leading human immuno-oncology company. We hope we've expanded and have cell therapy products across a range of disease. While these projections cannot be guaranteed, we're working hard every day for our pets!

Milestones

LifEngine Animal Health Laboratories Incorporated was incorporated in the State of Delaware in November 2018.

Since then, we have:

- 🐕We're developing a cost effective cell therapy to cure cancer in dogs. It's proven in humans.
- 🐶Your funding goes DIRECTLY to our pilot trials in dogs with cancer
- $150,000+ committed outside Wefunder during this round
- 🐩Awarded $394,000 in grant funding to date, including a National Science Foundation Phase I SBIR
- 🐶 Booming companion animal market. Over 90M dogs in the USA, $100B+ yearly spend in the space.
- 🐩6M dogs die from cancer each year and we're on track to get to market by 2024 to help
- 🐕We're a team of world leading experts in gene editing, immunotherapy, and veterinary oncology.

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $0 compared to the year ended December 31, 2021, when the Company had revenues of $0. Our gross margin was 0% in fiscal year 2022, compared to 0% in 2021.
- *Assets*. As of December 31, 2022, the Company had total assets of $1,620,430.83, including $1,263,859.07 in cash. As of December 31, 2021, the Company had $928,245.37 in total assets, including $859,883.40 in cash.
- *Net Loss*. The Company has had net losses of $468,270.24 and net losses of $349,788.60 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.
- *Liabilities*. The Company's liabilities totaled $2,942,569.22 for the fiscal year ended December 31, 2022 and $1,784,907.48 for the fiscal year ended December 31, 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $2,944,493 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 15 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

LifEngine Animal Health Laboratories Incorporated cash in hand is $1,198,676.70, as of April 2023. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $69,028/month, for an average burn rate of $69,028 per month. Our intent is to be profitable in 40 months.

We have not had any material changes to our on record financials since the date our finances cover. We currently, however, have $1.5M in grant funding pending.

We expect $0 in revenue in the next 3-6 months as we are an R&D and clinical stage biotech company. We expect ~$450,000 in expenses in the next 6 months as we enroll patients in our pilot efficacy trials in patient dogs and continue R&D.

We are not profitable. We are an R&D stage biotech company and do not intend to be profitable until 2025, when we could potentially have our first commercial sales.

We have ~$50k in grant funding left to spend and will be reimbursed. We have $1.5M in grant funding pending.

We will be writing and submitting 2-3 additional grants in the next calendar year.

We intend to launch a Series A fundraise in the next 6-8 months.

All projections in the above narrative are forward-looking and not guaranteed.

Net Margin: -Inf% Gross Margin: NaN% Return on Assets: -29% Earnings per Share: -$117,067.56 Revenue per Employee: $0 Cash to Assets: 78% Revenue to Receivables: ~ Debt Ratio: 182%

LEAH_Labs_GAAP_finances_2022_2021.pdf

We ❤ Our
1094 Investors

Thank You For Believing In Us

Jared Friedman
Mark Samuels
William Dorn
Rafael Perez
Danny Ginsburg
Liz Ramsey
James D Sutton
Krishnan Jonan P Srinivas...
Nolan Hedges
Jeremiah R
Joseph Oseghale
Gregg Moorman
Bert Baker
Konstantinos Spa ieras
Scott Underwood
Hunter Williams
Johan C Nowack
Takeo Aso
Christopher David Premetz
Joshua Steig
Bryce Butler
Micon Menosse
William Roberto Vargas C...
Lawrance Eugene Samson
Ignatius Darren Gozali
Charlotte Gubler
Frank B Jones
Kurt Akers

Leah Talley Nodes
Leslie Thomas Dougherty
Celia Garcia
Adam T Hallett
Sunwoo Kim
Christopher David Premetz
Pam Isaac
Rhonda S Rookstool
Christine Davies
Trevor Farthing
Travis Moorman
Matthew Rayner
Nick Coy
Clifford Mossum
Jason Leder
Shaunya Bodd e
Devin Richard
Adam T Hallett
Erik Dunteman
Maurice Mauser
Brian McDowell
Marylin Hebert
Sanjay Ramchandani
Noor Rai
Jonathan Berman
Ahn I BAKER
Keith Guerin
John Young
Reece Harrison

Ann Karazeris
Reed Holder
Roland Chow
Abhishek Choudhary
Larry Beattie
Gregory Jegler
Michael J Barton
Dan Luhman
Patrick O'Brien Boling
Gary Johnson
Rahul Patel
William Roberto Vargas C
Scott E Kaplan
Stanley Forward
Dreck Yunits
Steven Gific
Sushanto Calatur
Barbara Ann Inman
Mike Diaz
James D Bridges
Amanda Hill
Michelle Laucke
Evan J SEGAL
Alfonso Aduna
Scott Underwood
Jeff Bush
Bill Robinson
Wilfrid Forgues
David Burmen
Mindy Richards

Thank You!
From the LEAH Labs Team



Wesley Wierson
Chief Executive Officer



Saad Kenderian
Scientific Founder - Immunotherapy



Stephen Carl Ekker
Scientific Founder - Translational Medicine



Jonathan Mochel
Scientific Founder - Veterinary Pharmacology





Alex Abel

VP of Cell Biology

PhD in immunology. Rosie the Bernese's dad. Author of Natural Killer cell review read by nearly 100k scientists to date. Former technical sales at Miltenyi, world leader in cell biology applications.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Stephen C. Ekker	Professor @ Mayo Clinic	2018
Wesley A Wierson	CEO @ LEAH Labs	2018

Officers

OFFICER	TITLE	JOINED
Wesley A Wierson	CEO	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Wesley A Wierson	1,370,000 Common stock	28.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
01/2019	$150,000	Safe	Section 4(a)(2)
01/2019	$50,000	Safe	Section 4(a)(2)
03/2019	$55,000	Safe	Section 4(a)(2)
04/2019	$10,000	Safe	Section 4(a)(2)
04/2019	$10,000	Safe	Section 4(a)(2)
11/2019	$3,000	Safe	Regulation D, Rule 506(c)
11/2019	$50,000	Safe	Regulation D, Rule 506(c)
02/2020	$100,000	Safe	Regulation D, Rule 506(c)
02/2020	$468,938		4(a)(6)
03/2020	$10,000	Safe	Regulation D, Rule 506(c)
07/2021	$397,555		4(a)(6)
07/2021	$10,000	Safe	Section 4(a)(2)
08/2021	$25,000	Safe	Section 4(a)(2)
08/2021	$25,000	Safe	Section 4(a)(2)
08/2021	$110,000	Safe	Section 4(a)(2)
09/2021	$20,000	Safe	Section 4(a)(2)
09/2021	$10,000	Safe	Section 4(a)(2)
09/2021	$75,000	Safe	Section 4(a)(2)
10/2021	$50,000	Safe	Section 4(a)(2)
10/2021	$100,000	Safe	Section 4(a)(2)
11/2021	$40,000	Safe	Section 4(a)(2)
11/2021	$20,000	Safe	Section 4(a)(2)
01/2022	$100,000	Safe	Section 4(a)(2)
01/2022	$100,000	Safe	Section 4(a)(2)
02/2022	$30,000	Safe	Section 4(a)(2)
04/2022	$50,000	Safe	Section 4(a)(2)
05/2022	$10,000	Safe	Section 4(a)(2)
06/2022	$100,000	Safe	Section 4(a)(2)
06/2022	$25,000	Safe	Section 4(a)(2)
07/2022	$300,000	Safe	Section 4(a)(2)
07/2022	$15,000	Safe	Section 4(a)(2)
07/2022	$25,000	Safe	Section 4(a)(2)
07/2022	$15,000	Safe	Section 4(a)(2)
07/2022	$10,000	Safe	Section 4(a)(2)
08/2022	$50,000	Safe	Section 4(a)(2)
08/2022	$50,000	Safe	Section 4(a)(2)
08/2022	$25,000	Safe	Section 4(a)(2)
09/2022	$50,000	Safe	Section 4(a)(2)
10/2022	$200,000	Safe	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	4,898,570	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

The SEC recently approved amendments to Regulation Crowdfunding in which the fundraising limit for crowdfunding issuers will be increased from $1.07 million during a 12-month period to $5 million during a 12-month period. These amendments will take effect 60 days after the publication in the Federal Register. The Company reserves the right to increase the Maximum Fundraise Target once such amendments take effect. If the Company increases the Maximum Fundraising Target, investments made prior to such limit increase may be diluted accordingly.

CAR-T cell therapy is the hottest area of cancer research today. Headlines, both positive and negative, will impact our business and veterinarians willingness to try our product during the experimental phase.

This Wefunder campaign raises us money to take our R&D to the next level and trial our MVP in patient dogs. This campaign does not get us to market and does not guarantee we will ever get to market.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Immunotherapy like CAR-T cell therapy can cause severe toxicities and even death in humans. We hypothesize the same toxicities are possible in our canine friends. Should managing these toxicities prove cost-prohibitive in dogs, our therapeutic strategy may fail.

Research and development in biotechnology is not a sure bet. Hypotheses can be null and proof of concepts can fail. There is no sure bet that LEAH Labs can generate a therapy that will rival the current standard of care.

We have performed "freedom to operate" scans, but there can be no guarantee that our portfolio of technology is free from being subjected to licensing fees, taking money out of our bottom dollar and the ability to grow revenue to the levels we aim for.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated Investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the Issuer or of assets of the Issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

LifEngine Animal Health Laboratories Incorporated
- Delaware Corporation
- Organized November 2018
- 3 employees

221 1st Ave SW
Ste 610
Rochester MN 55902

http://www.leahlabs.com

Business Description

Refer to the LEAH Labs profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

LEAH Labs is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.